77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Master Money Trust held on September 27, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

7,232,645,471

241,379,990

309,564,868

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Adviser and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

7,213,692,875  254,853,248

315,044,206